

May 14, 2015

Via E-mail
Shai N. Gozani, M.D., Ph.D.
Chief Executive Officer
NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

>   **Re: NeuroMetrix, Inc.**
>   **Amendment No. 10 to Registration Statement on Form S-1**
>   **Filed May 4, 2015**
>   **File No. 333-188133**

Dear Dr. Gozani:

      We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2015 letter.

The Offering, page 8

1. Please reconcile your response to prior comment 3 that Sabby has not indicated the number of securities or dollar amount it is interested in purchasing with your disclosure on page 10 that the underwriters may sell more or less than provided in the indication of interest. Also, please reconcile your reference to one principal stockholder in your response to prior comment 3 with your disclosure on your prospectus cover of indications of interest from multiple principal stockholders.

Description of warrants, page 8

2.   Please fill in the blanks in the first sentence of this section and the related blanks elsewhere in your document. See comment 1 in our letter to you dated May 13, 2013. Also revise your disclosure that the number of warrants in each unit will be "approximately" the number of common shares underlying the Series B convertible preferred stock to clarify what will cause the number to differ from exactly the number of common shares underlying the Series B convertible preferred stock

Principal and Management Stockholders, page 60

3.   We note your added disclosure on the prospectus cover page that some of your officers and directors have indicated an interest in purchasing units in this offering. Please expand your response to prior comment 3 to tell us which officers and directors have indicated such an interest and the number of offered securities that each has indicated an interest in purchasing.

The NASDAQ Capital Market Listings, page 69

4.   We note your response to prior comment 5. Please tell us whether this offering will be conducted as to include "150 round lot holders" and whether you satisfy the objective criteria for listing the warrants on the Nasdaq Capital Market. Also tell us whether you intend to clarify before the effective date of this registration statement whether the listing application has been approved. It remains unclear how investors can evaluate the warrants without clear disclosure of whether they will be traded on the exchange that you mention.

Exhibits

5.   Please file the annexes missing from exhibit 1.1.

Exhibit 5.1

6.   From your response to prior comments 7 and 8, we note that the fourth paragraph of this exhibit expresses an opinion on the laws of the State of Delaware and the State of New York, including relevant contract law. However, the sixth paragraph of this exhibit then limits the opinion only to the General Corporation Law of the State of Delaware and the Business Corporation Law of the State of New York. Please file an exhibit that does not exclude or "carve out" relevant law. We also note that exhibit 4.3 indicates that the warrants are governed by the laws of the State of New York.

7.   We may have further comment after you file the revised opinion mentioned in your response to prior comment 9.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Megan N. Gates, Esq.